Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-271565, 333-261904, 333-275457) and Form S-8 (No. 333-267966) of P3 Health Partners Inc. (the Company) of our reports dated March 28, 2024, relating to the consolidated financial statements, and the effectiveness of the Company's internal control over financial reporting, which appear in this Annual Report on Form 10-K. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023.
/s/ BDO USA, P.C.
Las Vegas, Nevada
March 28, 2024